# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HARLEY-DAVIDSON, INC., CIK 0000793952
CUSIP: 412822108
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3700 W JUNEAU AVE, MILWAUKEE, Wisconsin (WI), 53208
Date of event which requires filing of this statement: 04/07/2025
Amends the filing with accession number 0000921895-21-002863
Filed by CIK 0001364412
Persons authorized to receive notices and communications: Rehan Jaffer, H PARTNERS MANAGEMENT, LLC, 888 Seventh Ave., 29th Floor, New York, New York (NY), 10019, 212-265-4200; ANDREW M. FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2250

## Reporting persons
- H PARTNERS MANAGEMENT, LLC (CIK 0001364412): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,300,000; sole dispositive power 0; shared dispositive power 11,300,000; aggregate amount beneficially owned 11,300,000 (9.1% of the class)
- JAFFER REHAN (CIK 0001364501): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,300,000; sole dispositive power 0; shared dispositive power 11,300,000; aggregate amount beneficially owned 11,300,000 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: HARLEY-DAVIDSON, INC.
Address of issuer's principal executive offices: 3700 W JUNEAU AVE, MILWAUKEE, Wisconsin (WI), 53208

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by certain affiliated funds managed by H Partners Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 11,300,000 Shares beneficially owned by H Partners Management is approximately $330,879,709, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 5, 2025, Jared Dourdeville, who had been serving as a director of the Issuer since February 2022, submitted a letter of resignation to the Board citing disagreements with the Issuer's board of directors (the "Board") relating to, among other things, certain policies, practices and procedures of the Board, a redacted version of which is attached hereto as Exhibit 99.1.

In accordance with Section 2 of that certain Cooperation Agreement by and among the Issuer, the Reporting Persons and Jared Dourdeville, dated February 2, 2022, H Partners' standstill obligations will expire on April 15, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety to read as follows:

As of April 9, 2025, the Reporting Persons beneficially own an aggregate of 11,300,000 Shares, or approximately 9.1% of the 123,703,389 Shares outstanding as of March 6, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 3, 2025.

1) H Partners Management beneficially owns 11,300,000 Shares, constituting approximately 9.1% of the Shares outstanding.

2) Mr. Jaffer, as the managing member of H Partners Management, may be deemed to beneficially own 11,300,000 Shares, constituting approximately 9.1% of the Shares outstanding.

The filing of this Amendment No. 2 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety to read as follows:

H Partners Management and Mr. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the Shares reported beneficially owned herein.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Letter of Resignation, dated April 5, 2025

## Signatures
- H PARTNERS MANAGEMENT, LLC: /s/ Rehan Jaffer, Rehan Jaffer, Managing Member (04/09/2025)
- JAFFER REHAN: /s/ Rehan Jaffer, Rehan Jaffer (04/09/2025)